Exhibit 4.17

CERTAIN INFORMATION (INDICATED BY [***]) HAS BEEN EXCLUDED FROM THE VERSION OF THIS DOCUMENT FILED AS AN EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

PATENT RIGHTS PURCHASE AGREEMENT

THIS PATENT RIGHTS PURCHASE AGREEMENT (“Agreement”) is made and entered into effective as of May 26, 2014 (the “Effective Date”):

BETWEEN:

DR. RICHARD JOHNSON, having an address, at:

***

(“Johnson”)

DR. TAKAHIKO NAKAGAWA, having an address at

***

(“Nakagawa”, and collectively, with Johnson, the “Vendors”)

AND:

XORTX PHARMA CORP., having a place of business at ***

(the “Purchaser”)

(each a “Party,” or collectively as the “Parties”)

WHEREAS:

A.	The Vendors have an ownership interest in certain patent and patent applications covering certain inventions relating to the treatment of cardiovascular diseases; and

B.	The Purchaser wishes to purchase such patent and patent applications from the Vendors on the terms and conditions contained in this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants, terms, conditions and agreements contained herein, and other good and valuable consideration, the sufficiency of which are hereby acknowledged by the Parties, the Parties agree as follows.

ARTICLE 1 INTERPRETATION

1.1           Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Abandoned Patents” means the abandoned, lapsed, expired, withdrawn, or dead Patents as listed in Schedule A attached hereto.

“Affiliate” of a Party means any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Party. For purposes of this definition only, “control” and, with con-elative meanings, the terms “controlled by” and “under common control with” will mean the possession, directly or indirectly, of the power to direct the management or policies of an entity, whether through the ownership of voting securities or by contract relating to voting rights or corporate governance.

“Applicable Law” means the applicable laws, rules, and regulations, including any rules, regulations, guidelines, or other requirements of the Regulatory Authorities that may be in effect from time to time.

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in Canada or the United States of America.

“Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.

“Calendar Quarter” means each three (3) month period commencing January 1, April 1, July 1 and October 1 of each Calendar Year.

“Claims” means all losses, damages, fines, penalties, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all legal fees and costs on a solicitor and client basis.

“Commercialize” means to Use and otherwise exploit worldwide in any manner whatsoever and grant sublicenses (and permit the granting of sublicenses) in accordance with Section 2.2 to do any or all of the foregoing.

“Combination Product” means the Products which are sold in combination with a Third Party product or service.

“Confidential Information” means all information and know-how and any tangible embodiments thereof provided by or on behalf of one Party to the other Party either in connection with the discussions and, negotiations pertaining to this Agreement or in the course of performing this Agreement, which may include data; knowledge; practices; processes; ideas; research plans; engineering designs and drawings; research data; manufacturing processes and techniques; scientific, manufacturing, marketing and business plans; and financial and personnel matters relating to the disclosing Party or to its present or future products, sales, suppliers, customers, employees, investors or business. For clarity, the Patent Rights (to the extent they are not publicly available) are the Confidential Information of the Purchaser.

Notwithstanding the foregoing, information or know-how of a Party will not be deemed Confidential Information of such Party for purposes of this Agreement if such information or know-how:

(a)	was already known to the receiving Party, other than under an obligation of confidentiality or non-use, at the time of disclosure to such receiving Party;

(b)	was generally available or known to parties reasonably skilled in the field to which such information or know-how pertains, or was otherwise part of the public domain, at the time of its disclosure to such receiving Party;

(c)	became generally available or known to parties reasonably skilled in the field to which such information or know-how pertains, or otherwise became part of the public domain, after its disclosure to such receiving Party through no fault of the receiving Party;

(d)	was disclosed to such receiving Party, other than under an obligation of confidentiality or non-use, by a Third Party who had no obligation to the disclosing Party not to disclose such information or know-how to others; or

(e)	was independently discovered or developed by such receiving Party, as evidenced by their written records, without the use of Confidential Information belonging to the disclosing Party and prior to any subsequent disclosure by the receiving Party.

“Control” means, with respect to any Patent or other Intellectual Property Right, possession of the right (whether by ownership, license or otherwise), to assign, or grant a license, sublicense or other right to or under, such Patent or right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party or incurring any additional financial or other obligation to a Third Party.

“Covered” means, with respect to a Patent Rights, that, but for a license granted by the Purchaser under a Valid Claim included in such Patent Rights, the practice of the subject matter claimed in such Patent Rights would infringe such Valid Claim.

“Effective Sale Date” means the date the Vendors secure the NIH Waiver.

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, development or similar agreements, easements, rights-of-way, title defects, options or adverse claims or encumbrances of any kind or character whatsoever.

“Executory” as used in relation to Vendors’ rights in Patent Rights means the Vendors, as inventors of Patent Rights, have requested for and are awaiting assignment of the Patent Rights from the NIH per NIH policies and procedures.

“First Commercial Sale” means, with respect to a Product, the first bona fide sale of such Product to a Third Party by or on behalf of the Purchaser, its Affiliates or licensees in a country after Regulatory Approval has been achieved for such Product in such country. For greater certainty, sales for test marketing, sampling and promotional uses, clinical trial purposes or compassionate or similar use will not be considered to constitute a First Commercial Sale.

“Intellectual Property Rights” mean any and all proprietary rights provided under (a) patent law, (h) copyright law, (c) trade-mark law, (d) design patent or industrial design law, (e) semi-conductor chip or mask work law, or (0 any other applicable statutory provision or common law principle, including trade secret law, that may provide a right in ideas, formulae, algorithms, concepts, inventions, or know-how, or the expression or use thereof.

“Know-How” means to the extent Controlled by the Vendors or any Affiliate of the Vendors, as the case may be, whether existing as of Effective Date or acquired or developed by the Vendors or their Affiliates thereafter, and necessary or useful for the development, making, having made, use, sale, offering to sell, having sold or importing of the Product, all know-how, inventions, discoveries, data, results, information, trade secrets, ideas, concepts, formulas, techniques, methods, processes, developments, materials or compositions of matter of any type or kind. expertise, formulas, technology, stability data, research, pre-clinical and clinical data, regulatory information, manufacturing process, scale-up and other technical data, reports, documentation and samples, whether or not patented or patentable, pertaining to the inventions and technology described in the Patent Rights, including, without limitation, the Abandoned Patents, and all Patents in the same family for which Dr. Richard Johnson is identified as an inventor.

“Net Revenues” means all revenues to the Purchaser derived from any combination of Net Sales, Sublicensing Royalty Revenue, and Sublicensing Revenue, but specifically will exclude (i) equity purchases of the Purchaser’s securities, or (ii) milestones amounts paid by licensees or other collaborators or hinders for contract research and development activities.

“Net Sales” means the total invoiced sales price for Products sold by Purchaser (or an Affiliate or licensee) less the following deductions:

(a)	sales taxes or other taxes separately stated in the invoice;

(b)	shipping and insurance charges actually paid and separately stated on the invoice;

(c)	actual allowances, rebates, credits and refunds for returned or defective goods;

(d)	chargeback payments and rebates (or the equivalent thereof) granted to managed health care organizations or to federal, state/provincial, local and other governments, including their agencies, purchasers, and/or reimburses, or to trade customers;

(e)	normal and customary trade and quantity discounts, retroactive price reductions, or other allowances actually allowed or granted from the billed amount and taken; and

(f)	any import or export duties, tariffs, or similar charges incurred with respect to the import or export of Product into or out of a country.

For purposes of this Agreement, a distributor will not be deemed a licensee and sales by the Purchaser, its Affiliates or licensees to a distributor will be considered as Net Sales. Notwithstanding the foregoing, Net Sales will not include, and will be deemed zero with respect to, (i) the distribution of reasonable quantities of promotional samples of Products, (ii) amounts received by the Purchaser, its Affiliates or licensees for the sale of Products among the Purchaser, its Affiliates or licensees whether for their internal use or for resale or other disposition; and (iii) amounts received by the Purchaser, its Affiliates or licensees for Products provided for clinical trials, research purposes, or charitable or compassionate use purposes.

“NIH Waiver” means an approval from the National Institutes of Health for Vendors to transfer ownership of the Patent Rights to Purchaser.

“Patents” will include (i) all patents and patent applications, (ii) any substitutions, divisions, continuations, continuations-in-part (but only to the extent that they cover the same invention claimed in the foregoing), revisions, reissues, renewals, registrations, confirmations, re-examinations, extensions, supplementary protection certificates, patent term extensions, patent term adjustments, and the like, and any provisional applications, of any such patents or patent applications, and (iii) any foreign or international equivalent of any of the foregoing.

“Patent Rights” means the Patents listed in Schedule A.

“Product” means any method, process, device, product or service, that, in whole or in part is developed, made, used, sold, distributed, imported or exported by utilizing or incorporating, in any way, directly or indirectly any subject matter Covered by a Valid Claim in any Patent Rights.

“QuestMed” means QUESTMED, LLC, a limited liability company formed under the laws of the State of Florida.

“Regulatory Approval” means approval by a Regulatory Authority to allow marketing of a Product.

“Regulatory Authority” means any applicable government entities regulating or otherwise exercising authority with respect to the development and commercialization of the Product.

“Royalty Due Dates” means March 31, June 30, September 30 and December 31 of each and every year during which this Agreement remains in full force and effect.

“Sublicensing Revenue” means any consideration actually received by Purchaser or an Affiliate from a Third Party as consideration for the grant of rights to Products (net of any tax or similar withholding obligations imposed by any tax or other government authorities that are not reasonably recoverable by Purchaser). Sublicensing Revenue includes, but is not limited to, upfront fees, license maintenance fees, and milestone payments received by Purchaser in consideration for any rights granted to Products under a sublicense agreement, and excludes (i) Sublicensing Royalty Revenue, (ii) purchases of equity or debt of Purchaser or any Affiliate, (iii) fair market value payments made in connection with research and development agreements, joint ventures, partnerships or collaboration agreements where Purchaser or an Affiliate is obligated to perform research and development of any Product(s), (iv) the grant to Purchaser of Intellectual Property Rights related to the Patent Rights; and (v) other payments made by a licensee as consideration for Purchaser’s or an Affiliate’s performance of services or provision of goods, provided such services or goods are not Products or, if such services or goods are Products, (a) the provision of such services or goods results in Net Sales pursuant to which a royalty is payable or (b) the provision of such services or goods constitutes one or more of the following: (1) the distribution of reasonable quantities of promotional samples of Products or (2) the provision of Products for clinical trials, research purposes, or charitable or compassionate use purposes.

“Sublicensing Royalty Revenue” means sales-based royalties, sales milestone payments, other payments calculated on the basis of sales, and minimum sales royalties actually received by Purchaser or its Affiliate from a Third Party as consideration for the grant of rights to Products (net of any tax or similar withholding obligations imposed by any tax or other government authorities that are not reasonably recoverable by Purchaser).

“Technology” means the Patent Rights and the IV tow-How.

“Third Party” means any party other than the Vendors or the Purchaser or their respective Affiliates.

“Use” means to use, operate, make, have made, manufacture, sell, offer to sell, license, assign, transfer, market, distribute, sub-license, import, export, reproduce, modify, adapt, create derivative works, support, translate, port, practice any method or process claimed in any patent, benefit from or exploit any Intellectual Property Rights or have done any of such things above by any means and any forms.

“Valid Claim” means a claim of any issued, unexpired patent which has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

“Withholding Taxes” has the meaning set forth in Section 4.8.

1.2           Headings.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof’, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3          Extended Meanings.

In this Agreement words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and wads importing pet sons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4          Accounting Principles.

Wherever in this Agreement reference is made to a calculation to be made in accordance with generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.

1.5          Knowledge.

In this Agreement, the phrase “to the knowledge, information and belief’ of any person will be interpreted as follows:

(a)	A person who is an individual will he deemed to have knowledge, information and/or belief of a particular fact or other matter if such individual is actually aware of such fact cr other matter, or a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

(b)	A person, other than an individual, will be deemed to have knowledge, information and/or belief of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such person (or in any similar capacity) has, or at any time had, knowledge, information and/or belief of such fact or other matter.

ARTICLE 2 - LICENSE AND NIH WAIVER

2.1          NTH Waiver

The Vendors will use best efforts to promptly secure the NIH Waiver from the National Institutes of Health.

2.2          License.

As of the Effective Date, prior to the Vendors securing the NIH Waiver, the Vendors hereby grant to the Purchaser an exclusive, assignable (in accordance with Section 11.1), and sublicensable license, including under all of the Vendors’ present and future Intellectual Property Rights in and to the Technology, to Commercialize the Technology worldwide in any manner whatsoever, including, without limitation, the Commercialization of any Products (the “License”) for the issuance of shares in the Purchaser in accordance with Section 4.1.

2.3          Vendors’ Rights.

The Parties acknowledge and agree that the Vendors may use the Technology for their own internal research, teaching and educational purposes, including treatment of patients with cardiovascular diseases at patient care facilities operated or controlled by the University of Colorado (the “Colorado Patient Care”) provided that such use shall not (i) contravene the Vendors’ confidentiality obligations under Article 9, (ii) be subject to any Intellectual Property Rights granted to any commercial Third Party; or (iii) include any human use or clinical administration without prior written approval from the Purchaser (other than with respect to the Colorado Care), such approval not to be unreasonably withheld. The Purchaser shall also retain the rights to make, use and provide the Technology to other academic and non-profit research institutions collaborating with the Vendors for their own internal research, teaching and educational purposes relating to such collaboration, provided that such academic and non-profit research institutions are bound by confidentiality obligations to protect the Technology that are commensurate with those under this Agreement, and the Vendors shall require such Third Parties that the use of such Technology shall not (i) be subject to any Intellectual Property Rights granted to any commercial Third Party nor (ii) include any human use or clinical administration without prior written approval from the Purchaser, such approval not to be unreasonably withheld.

2.4          Prosecution of Patents.

(a)	Upon the Purchaser’s request and direction, prior to the Effective Sale Date, the Vendors will promptly do all things necessary or desirable to prepare, file, register, prosecute or maintain the Patent Rights as the Purchaser may stipulate in writing from time to time in each jurisdiction designated by the Purchaser, and the Purchaser will bear the cost of all reasonable and pre-approved expenses incurred after the Effective Date, continuing until the Effective Sale Date, and associated with the preparation, filing, registration, issuance and maintenance of all Patents included in the Patent Rights (collectively, the “Prosecution and Maintenance Fees”) for which applicable invoices have been provided to the Purchaser and approved by the Purchaser. The Purchaser has the right to (a) select and stipulate legal and patent counsel; (b) stipulate and restrict the jurisdiction(s) for filing, registration, prosecution, and maintenance of the Patent Rights; and (c) all matters relating to the prosecution of the Patent Rights. The Vendors will provide copies of all applicable invoices specifying the Prosecution and Maintenance Fees, and, the Purchaser will pay to the Vendors all undisputed Prosecution and Maintenance Fees within thirty (30) days after receipt of the applicable invoice. In the event the Vendors elect not to file, register, prosecute or maintain the Patent Rights in specified jurisdictions, the Vendors will provide written notice to the Purchaser, in advance of any filing or response to deadline or fee due. The foregoing will not be construed to restrict the right of the Vendors from making such filings, registrations, prosecution, and maintenance, at the Vendors’ expense, as the Vendors may deem appropriate.

(b)	Cooperation. Prior to the Effective Sale Date, each Party will cooperate reasonably in the preparation, filing, registration, prosecution, and maintenance of the Patent Rights. Such cooperation includes (a) promptly executing all papers and instruments and requiring employees to execute such papers and instruments as reasonable and appropriate so as to enable such other Party, to prepare, file, register, prosecute, and maintain such Patents in any country; and (b) promptly informing such other Party of matters that may affect the preparation, filing, prosecution, registration, or maintenance of any such Patents. The Party responsible for filing, prosecuting, registering, and maintaining the Patent Rights will provide the non-prosecuting Party with sufficient opportunity to comment on any document that the prosecuting Party intends to file or to cause to be filed with the relevant intellectual property or patent office, and after such filing, provide such filed documents to the other Party. Each Party will promptly inform the other as to all matters that come to its attention that may affect the filing, prosecution, registration, and maintenance of any of the Patent Rights and wilt permit the other Party to provide comments and suggestions with respect to such activities, which comments and suggestions will be reasonably considered by the other Party.

ARTICLE 3 - PURCHASE AND SALE

3.1          Purchase and Sale

Subject to the terms and conditions hereof, the Vendors securing the NIH Waver, the Vendors hereby sell, assign and transfer to Purchaser as of the Effective Date, free and clear of all Encumbrances, the Patent Rights, and the Purchaser hereby purchases from the Vendors the Patent Rights, for the amounts payable in accordance with Section 4.2 hereof (the “Purchase Price”).

3.2          Transfer of Possession

This Agreement shall operate, without further act or formality, as a transfer to the Purchaser for all purposes as at the Effective Sale Date of all right, title and interest in and to the Patent Rights, including all worldwide rights in and to the Patent Rights. The Vendors shall forthwith and from time to time hereafter execute and deliver to the Purchaser all deeds, transfers, assignments and other instruments in writing and further assurances as the Purchaser or its counsel shall reasonably require to effect such acquisition and transfer; and, for greater certainty, to the extent that any of the Patent Rights shall not have been effectively transferred to the Purchaser pursuant to this Agreement, the Vendors shall hold all of the same in trust for and as the property of the Purchaser, pending the effective transfer thereof.

3.3          License Rights

Notwithstanding the purchase and sale of the Patent Rights contemplated in Section 3.1, upon the assignment of the Patent Rights, the Purchaser hereby grants to the Vendors a non-exclusive, personal, revocable, and royalty-free license to: (a) use the Patent Rights for their own internal research, teaching and educational purposes, including the Colorado Patient Care provided that such use shah not (i) contravene the Vendors’ confidentiality obligations under Article 9, (ii) be subject to any Intellectual Property Rights granted to any commercial Third Party; or (iii) include any human use or clinical administration without prior written approval from the Purchaser (other than with respect to the Colorado Care), such approval not to be unreasonably withheld; and (b) make, use and provide the Patent Rights to other academic and non-profit research institutions collaborating with the Vendors for their own internal research, teaching and educational purposes relating to such collaboration, provided that such academic and non-profit research institutions are bound by confidentiality obligations to protect the Patent Rights that are commensurate with those under this Agreement, and the Vendors shall require such Third parties that the use of such Patent Rights shall not (i) be subject to any Intellectual Property Rights granted to any commercial Third party nor (ii) include any human use or clinical administration without prior written approval from the Purchaser, such approval not to be unreasonably withheld.

ARTICLE 4 – FINANCIAL PROVISIONS

4.1          Payment by the Purchaser for the License

In consideration of granting the License pursuant to Section 2.2 under this Agreement, subject to applicable securities laws and the constating documents of the Purchaser, the Purchaser shall issue to: (i) Johnson *** common shares of the Purchaser, (ii) QuestMed *** common shares of the Purchaser, (collectively “Initial Shares”), and (iii) Nakagawa *** common shares of the Purchaser representing in the aggregate 7.99% of the Purchaser’s issued and outstanding shares ass of the Effective Date. In addition to issuing the Initial Shares, as of the Effective Date, Purchaser will issue to: (i) Johnson *** common shares of the Purchaser, (ii) QuestMed *** common shares of the Purchaser, and (iii) Nakagawa *** common shares of the Purchaser Vendor (the “Second Shares”), which represent a total of *** shares additional to Initial Shares.

4.2          Payment by the Purchaser for the Assignment of Patent Rights.

In consideration of the assignment of the Patent Rights as of the Effective Sale Date pursuant to Section 3.1 under this Agreement, the Purchaser shall pay to *** to each of the Vendors and QuestMed.

4.3          Royalty

(a)	After the Effective Sale Date, the Purchaser shall pay to the Vendors a royalty equal to 1.5% on the cumulative Net Revenues from the sale or sublicense of the Product until the later of (a) the expiration of the last Patent Right covering a Product, and (b) the expiration of ten (10) years from the date of First Commercial Sale of a Product. In the event that a Third Party or an Affiliate of the Purchaser wishes to acquire any of the Purchased Patent Rights, Purchaser shall make as a condition of such acquisition that the Third Party of Affiliate acquirer agree to the obligations under this Section 4.3(a) and agree that for any future acquisition of the Purchased Patent Rights, a condition of the future acquisition shall include that the future acquirer assuming the obligations under this Section 4.3(a), such that these obligations shall carry forward in perpetuity to any future Third Party acquirers until termination of the payment of royalties as contemplated in the foregoing.

(b)	In the event that research and development expenditures of Purchaser or Third-Party acquirer for all research and development purposes (including without limitation the development of products) are less than 15% of that company’s total expenditures for all purposes in the calendar year, the component of the above-referenced royalty that is directed to Sublicensing Royalty Revenue shall be tripled for that year from 1.5% to 4.5%. The Purchaser will not be obligated to meet the Project Commitment as contemplated in the foregoing of this Section 4.3(b) upon the First Commercial Sale.

4.4          Combination Product

If a Product is a Combination Product, Net Sales for the Combination Products will be calculated by multiplying Net Sales for such Combination Products by the fraction (A/A+B) where A is the invoice price of the Products when sold separately, and B is the aggregate invoice price of the Third Party products in the Combination Product (the “Third Party Subproducts”) when such Combination Product is sold separately. If either of the Product or the Third Party Subproduct is not at the time sold separately, then the allocation of Net Sales will be commercially reasonable and determined by good faith negotiation between the Vendors and the Purchaser, based on the relative value of the Product and Third Party Subproducts, consistent with the formula provided above.

4.5          Third Party Royalties.

In the event the Purchaser is required to pay royalties to Third Party as part of its sale of Products (the “Third Party Royalties”), the Purchaser may deduct an amount equal to fifty percent (50%) of any Third Party Royalties from any royalty amount due to the Vendors hereunder, provided that in no event will the royalties otherwise due to the Venders be less than fifty (50%) of the royalties that would be payable to the Vendors absent the effects of this Section 4.5.

4.6          Tinting of Payments.

The royalties from the Purchaser to the Vendors set forth in Section 4.3 will be paid by the Purchaser on a quarterly basis and, will become due and payable within forty-five (45) clays after each respective Royalty Due Date and will be calculated based on the Net Revenues in the three (3) month period immediately preceding the applicable Royalty Due Date. Provided the Purchaser has acted reasonably in a commercially reasonable fashion in extending credit to its customers and has had diligent efforts to collect its accounts receivable respecting Products sold, then the Purchaser may claim a credit against the royalties otherwise owing respecting royalties paid where the revenues from the sales have not been collected by the Purchaser within one hundred and twenty (120) days of the sale of such Product, provided that in the event of ultimate collection by the Purchaser, the Royalties payable will thereupon be submitted to the Vendors.

4.7          Payment Method.

Any amounts due to the Vendors under this Agreement will be paid in United States dollars, by wire transfer in immediately available funds to an account designated by the Vendors. Any payments or portions thereof due hereunder which are not paid on the date such payments are due under this Agreement will bear simple interest at a rate equal to the lesser of the prime rate as published in The Globe and Mail, on the first day of each Calendar Quarter in which such payments are overdue, plus two percent (2%), or the maximum rate permitted by law, whichever is lower, calculated on the number of days such payment is delinquent.

4.8          Currency; Foreign Payments.

Net Sales of Product made in currency other than United States dollars will be converted to United States dollars using the average exchange rates for the applicable foreign currency published in The Globe and Mail for the applicable Calendar Quarter. If at any time legal restrictions prevent the prompt remittance of any payments in any jurisdiction, the Purchaser may notify the Vendors and make such payments by depositing the amount thereof in local currency in a bank account or other depository in such country in the name of the Vendors Or its designee, and the Purchaser will have no further obligations under this Agreement with respect thereto.

4.9          Taxes.

The Purchaser may deduct from any amounts it is required to pay to the Vendors pursuant to this Agreement an amount equal to that withheld for or due on account of any taxes (other than taxes imposed on or measured by net income) or similar governmental charge imposed by a jurisdiction based on such payments to the Vendors (“Withholding Taxes”). The Purchaser will provide the Vendors a certificate evidencing payment of any Withholding Taxes hereunder within thirty (30) days of such payment (or when available from the applicable foreign tax authority) and will reasonably assist the Vendors, at the Vendors’ expense, to obtain the benefit of any applicable tax treaty.

4.10        Reports; Records Retention; Audit.

(a)	Sales Reports. Within forty-five (45) days after each respective Royalty Due Date, the Purchaser will furnish to the Vendors a written report showing in reasonably specific detail, on a country-by-country and Product-by-Product basis, (a) the gross sales of Products sold by the Purchaser, its Affiliates and licensees during the applicable calendar quarter, the calculation of Net Sales from such gross sales and the calculation of Net Revenues; (b) the calculation of the royalties which will have accrued based upon such Net Revenues; (c) the Withholding Taxes, if any, required by law to be deducted with respect to such Net Revenues; and (d) the exchange rates, if any, used in determining the amount of U.S. dollars.

(b)	Record Retention. The Purchaser will maintain (and will ensure that its licensees will maintain) complete and accurate books, records and accounts that fairly reflect Net Revenues with respect to the Product, in each case in sufficient detail to confirm the accuracy of any payments required hereunder, which books, records and accounts will he retained by the Purchaser until the later of (i) 3 years after the end of the period to which such books, records and accounts pertain, and (ii) the expiration of the applicable tax statute of limitations (or any extensions thereof), or for such longer period as may be required by Applicable Law.

(c)	Audit. The Vendors will have the right to have an independent certified public accounting firm of nationally recognized standing, reasonably acceptable to the Purchaser, have access during normal business hours, and upon reasonable prior written notice, to the Purchaser’ records (and its licensees) as may be reasonably necessary to verify the accuracy of Net Revenues for any Calendar Quarter ending not more than twenty-four (24) months prior to the date of such request; provided, however, that the Vendors will not have the right to conduct more than one such audit in any Calendar Year except as provided below or more than one such audit covering any given time period. The Vendors will bear the cost of such audit unless the audit reveals an underpayment to the Vendors of more than 5% for the audited period, in which case the Purchaser will bear the cost of the audit.

(d)	Payment of Additional Amounts. If, based on the results of such audit, additional payments are owed by the Purchaser under this Agreement; the Purchaser will make such additional payments, with interest as set forth in Section 4.7, within thirty (30) days after the date on which such accounting firm’s written report is delivered to such Party.

(e)	Confidentiality. The Vendors will treat the financial information subject to review under this Section 4.10(e), any information contained in the Sales Reports under Section 4.10(a) as Confidential Information of the Purchaser in accordance with the confidentiality provisions of Article 9.

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES

5.1          Representations and Warranties of the Vendors

The Vendors represent, warrant and acknowledge to Purchaser, as of the Effective Date and the Effective Sale Date, and acknowledge and confirm that Purchaser is relying upon the representations and warranties in connection with the purchase by Purchaser of the Patent Rights that:

General

(a)	they have the power, authority and right to enter into and deliver this Agreement and to complete all transactions to be completed by them contemplated hereunder and without limiting the generality of the foregoing to transfer the legal and beneficial title and ownership of the Patent Rights to Purchaser free and clear of all Encumbrances;

(b)	this Agreement and all other agreements, documents and instruments to be executed by either of the Vendors pursuant hereto have been validly executed and delivered by each of the Vendors, as applicable, and are valid and enforceable against the Vendors in accordance with their terms, subject to applicable bankruptcy and insolvency laws and to equitable remedies being always in the discretion of a court;

(c)	there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon either of the Vendors to sell, transfer, assign, pledge, charge, mortgage, create any Encumbrance or in any other way dispose of or encumber any of the Patent Rights other than pursuant to the provisions of this Agreement;

(d)	neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by Vendors will result in the violation of:

(i)	any agreement or other instrument to which either of the Vendors is a party; or

(ii)	any Applicable Law; and

(e)	no distress, execution or other process been levied against the Vendors or action taken to repossess goods in the possession of the Vendors. No steps have been taken for the appointment of an administrator or receiver of any part of the property of the Vendors. The Vendors have not made or proposed any arrangement or composition with its creditors or any class of the Vendors’ creditors. The Vendors have not been party to a transaction pursuant to or as a result of which an asset owned, purportedly owned or otherwise held by the Vendors are liable to be transferred or are transferred to another person or which gives or may give rise to a right of compensation or other payment in favour of another person under the provisions of any applicable bankruptcy or insolvency legislation. The Vendors are not undischarged bankrupts and will not, by reason of the sale of the Patent Rights to Purchaser hereunder, be rendered insolvent or be rendered unable to pay their debts when they become due.

Patent Rights

(f)	the Vendors have an Executory interest in the Patent Rights as of the Effective Date, and, upon receiving the N1H Waiver, will be the owner of all rights, title, and interests in and to the Patent Rights, and upon becoming the owner of such rights, title, and interests, the Vendors will have good and marketable title to the Patent Rights, free and clear of all Encumbrances and any other rights of others;

(g)	other than with respect to the rights of the N1H and the United States government in and to the Patent, the Vendors have the exclusive right to use the Patent Rights and no Third Party has any right, title or interest (including, without limitation, by way of license) to any of the Patent Rights;

(h)	other than with respect to the Abandoned Patents, the Patent Rights are valid, subsisting and, to the knowledge, information, and belief of each of the Vendors, enforceable, and in good standing and have been duly registered, issued, or granted or applications to register the same have been filed with the patent granting authorities identified in Schedule A in all appropriate offices to preserve the rights therein and of the Vendors thereto;

(i)	other than with respect to the Abandoned Patents, all maintenance and renewal fees for or in respect of all Patent Rights, and owing and/or due prior to or within ninety (90) days of the Effective Sale Date, have been paid, and there are no responses to office actions, submissions, or any other outstanding action or steps required to be taken and/or made in respect of any of the Patent Rights prior to or within ninety (90) days of the Effective Sale Date, [except as noted in Schedule Al;

(j)	the Vendors have received no notice of any Claims made against either of the Vendors asserting the invalidity or unenforceability of the Patent Rights (including, without limitation, any re-examinations, interference actions, derivation proceedings, or conflict proceedings) or the misuse of the Patent Rights, and neither of the Vendors is aware of any basis for any of the same;

(k)	neither of the Vendors has received notice of any Third Party challenge to either of the Vendor’s right to use any of the Patent Rights;

(l)	at no time have the Vendors infringed, misused, misappropriated or jeopardized the Intellectual Property Rights of any Third Party, and to the knowledge, information and belief of each of the Vendors, Use of the Patent Rights and Commercialization of the Technology do not infringe upon or violate any Third Party Intellectual Property Right. Neither of the Vendors has entered into any agreement to indemnify any other person against any charge or claim that the Patent Rights infringe Third Party Intellectual Property Rights. There is no and has not been any unauthorized use, infringement or misappropriation of any of the Patent Rights by any employee, former employee, contractor, consultant, customer, or potential customer to whom the Patent Rights have been provided or made accessible on a pilot basis, and, to the knowledge, information and belief of each of the Vendors, there is no and has not been any unauthorized use, infringement or misappropriation of any of the Patent Rights by any other person or Third Party;

(m)	neither of the Vendors is a party to or bound by any contract or commitment to pay any royalty, license or other fee with respect to the Patent Rights; and

(n)	the Vendors have received no notice of any actions, suits or proceedings or Claims pending or threatened against either of the Vendors or the Patent Rights purchased and sold hereunder, or before or by any governmental authorities, whether or not insured, and which might involve the possibility of any Encumbrance, or any other right of another against any of the Patent Rights.

5.2          Survival of Vendor Representations, Warranties and Covenants

(a)	The representations and warranties of the Vendors set forth in Section 5.1 shall survive the completion of the sale and purchase of the Patent Rights herein provided for and shall continue in hill force and effect for the benefit of Purchaser.

(b)	The covenants of the Vendors set forth in this Agreement shall survive the completion of the sale and purchase of the Patent Rights herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of Purchaser in accordance with the terms thereof.

5.3          Purchaser’s Representations and Warranties

Purchaser represents and warrants to the Vendors, as of the Effective Date and the Effective Sale Date, and acknowledges and confirms that the Vendors are relying upon the representations and warranties in connection with the purchase by Purchaser of the Patent Rights, that•

(a)	Purchaser is a corporation duly incorporated, organized and subsisting under the laws of the Province of Alberta, Canada;

(b)	Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete all transactions to be completed by Purchaser contemplated hereunder, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly and validly authorized and approved by all necessary corporate action on the part of Purchaser;

(c)	this Agreement and all other agreements, documents and instruments to be executed by Purchaser pursuant hereto have been validly executed and delivered by Purchaser, and are valid and enforceable against Purchaser in accordance with their teens, subject to applicable bankruptcy and insolvency laws and to equitable remedies being always in the discretion of a court;

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by Purchaser will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of Purchaser;

(ii)	any agreement or other instrument to Purchaser is a party or by which Purchaser is bound; or

(iii)	any Applicable Law; and

(e)	no order has been made or petition presented or resolution passed for the winding up of Purchaser nor has any distress execution or other process been levied against Purchaser or action taken to repossess goods in the possession of Purchaser. No steps have been taken for the appointment of an administrator or receiver of any part of the property of Purchaser. No floating charge created by Purchaser has crystallised and there are no circumstances likely to cause such floating charge to crystallise. Purchaser has not been party to any transaction that could be avoided in a winding up. Purchaser has not made or proposed any arrangement or composition with its creditors or any class of its creditors. Purchaser has not been party to a transaction pursuant to or as a result of which an asset owned, purportedly owned or otherwise held by it is liable to be transferred or re-transferred to another person or which gives or may give rise to a right of compensation or other payment in favour of another person under the provisions of the Bankruptcy Insolvency Act (Canada).

5.4          Survival of Purchaser’s Representations, Warranties arid Covenants

(1)           The representations and warranties of Purchaser set forth in Section 5.2 shall survive the completion of the sale and purchase of the Patent Rights herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Vendors.

(2)           The covenants of Purchaser set forth in this Agreement shall survive the completion of the sale and purchase of the Patent Rights herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Vendors in accordance with the terms thereof.

ARTICLE 6 - COVENANTS

6.1          Covenants of the Vendors

The Vendors shall indemnify and save harmless Purchaser and the directors, officers, employees and agents of Purchaser from and against any and all Claims directly or indirectly suffered by any of the same resulting from:

(a)	any breach by either of the Vendors of, or inaccuracy or misrepresentation contained in, any representation or warranty set forth in:

(i)	this Agreement;

(ii)	any other agreement to be entered into in connection with the transactions contemplated hereby; and

(b)	any Claim in respect of action taken or omitted to be taken by either of the Vendors in relation to the Patent Rights prior to the Effective Sale Date.

6.2          Covenants of Purchaser

Purchaser shall indemnify and save harmless the Vendors and the directors, officers, employees and agents of the Vendors from and against any and all Claims directly or indirectly suffered by either of the Vendors resulting from any breach by Purchaser of, or inaccuracy or misrepresentation contained in, any representation or warranty set forth in:

(i)	this Agreement; and

(ii)	any other agreement to he entered into in connection with the transactions contemplated hereby.

6.3          Indemnification Procedure

Each Party’s agreement to indemnify and hold the other harmless is conditioned upon the indemnified Party (i) providing written notice to the indemnifying Party of any Claim, arising out of the indemnified activities within thirty (30) days after the indemnified Party has knowledge of such Claim, (ii) permitting the indemnifying Party to assume full responsibility to investigate, prepare for and defend against any such Claim, (iii) assisting the indemnifying Party, at the indemnifying Party’s reasonable expense, in the investigation of, preparation of and defense of any such Claim; and (iv) not compromising or settling such claim or demand without the indemnifying Party’s prior written consent; provided that if the Party entitled to indemnification fails to promptly notify the indemnifying Party pursuant to the foregoing clause (i), the indemnifying Party will only be relieved of its indemnification obligation to the extent prejudiced by such failure.

6.4          Limitation of Liability

Except with respect to breaches of the obligations under Article 9, in no event shall either Party be liable for special, indirect or consequential damages, losses, costs, charges, claims, demands, fees or expenses of any nature or kind.

ARTICLE 7 - TECHNOLOGY TRANSFER

7.1          Technology Transfer

As of the Effective Sale Date, the Vendors and Purchaser will cooperate in the filing and execution of any and all documents necessary to effect the assignment to Purchaser of the Patent Rights, including the filing of assignments or other transfer of title covenants with the U.S. Patent and Trademark Office and foreign patent offices as applicable to the Patent Rights. Within thirty (30) days from the Effective Sale Date, the Vendors will notify all lawyers, patent agents, patent attorneys, and other patent professionals handling the prosecution of the Patent Rights to contact the Purchaser to provide an immediate status update on the Patent Rights and to prepare the documents necessary to transfer the Patent Rights to Purchaser. The cost of recording assignments of the Patent Rights will be borne by Purchaser. Within forty-five (45) days from the Effective Sale Date, the Vendors and their counsel will use their reasonable best efforts to transfer all files and supporting documents relating to the Patent Rights to Purchaser, including but not limited to, all initial invention disclosure documents, all documents sent to the U.S. Patent and Trademark Office and other patent granting authorities regarding inventions and claims, copies of all draft patent applications, copies of all filing or prosecution documents submitted to the patent offices, and all file wrappers. Conception notebooks and all other documents in the possession or under the control of either of the Vendors or their counsel relating to conception and/or reduction to practice, such as scientist notebooks shall be retained by the Vendors and made available to Purchaser upon Purchaser’s reasonable request. All documents to be provided to Purchaser hereunder are to be sent by expedited delivery service.

ARTICLE 8 - PATENT MAINTENANCE AND
PROSECUTION RESPONSIBILITIES

8.1          Patent Maintenance

On and after the Effective Sale Date, Purchaser will take responsibility for any action or proceeding involving the Patent Rights. The cost of recording the assignment of Patent Rights shall be borne solely by Purchaser. If Purchaser elects not to take such responsibility involving Patent Right(s) in a particular country then Purchaser will notify the Vendors thirty (30) days before the time the future action is due, and thereafter the Vendors may undertake such responsibility. If the Vendors elect to do so, Purchaser will grant any necessary authority to the Vendors. If the Vendors determine to take such responsibility, it shall do so at its own expense.

8.2          Notice of Infringement

Purchaser shall promptly notify the Vendors in writing of any infringement of any assigned Patent Right(s) of which it becomes aware.

8.3          Enforcement of Patents

Except as otherwise set forth in this Section, Purchaser may, but shall not be required to, prosecute any alleged infringement or threatened infringement of any assigned Patent Right(s) of which it is aware or which is brought to its attention. Purchaser shall act in its own name and at its own expense. If Purchaser has failed to prosecute under the first sentence of this Section with respect to alleged or threatened infringement relating to any Patent Right(s) (i) two (2) months after it has been notified in writing of such alleged infringement, or (ii) one (1) month before the time limit, if any, set forth in the Applicable Laws for the filing of such actions, whichever conies first, the Vendors may, but shall not be required to, prosecute any such alleged infringement or threatened infringement of any such Patent Rights. In any such event, the Vendors will be free to act in its own name and at its own expense. Upon Vendors prosecuting any such alleged infringement or threatened infringement, Purchaser agrees to cooperate in Vendors’ efforts, including but not limited to acting as a named party in any litigation and/or transferring rights to Vendors only to the extent necessary to act as a valid party with standing for such litigation.

ARTICLE 9 - CONFIDENTIALITY

9.1          Disclosure and Use Restriction.

(3)           Except as expressly provided herein, the Parties agree that each Party will keep completely confidential and will not publish, submit for publication or otherwise disclose, and will not use for any purpose except for the purposes contemplated by this Agreement, any Confidential Information received from the other Party. Notwithstanding the foregoing, the Purchaser may publish or disclose at the Purchaser’s discretion technical or research data or results that are the Vendors’ Confidential Information and that are customary to disclose in the life sciences industry for scientific or business reasons, provided that the data or results disclosed do not compromise the Vendors’ Intellectual Property Rights, including trade secrets.

9.2          Authorized Disclosure.

(a)	Each Party may disclose Confidential Information of the other Party to the extent that such disclosure is:

(i)	made in response to a valid order of a court of competent jurisdiction; provided, however, that such Party will first have given notice to such other Party and given such other Party a reasonable opportunity to quash such order and to obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order will be limited to that information which is legally required to be disclosed in response to such court or governmental order, as determined in good faith by counsel to the Party that is obligated to disclose Confidential Information pursuant to such order,

(ii)	otherwise required by law or regulation; provided, however, that the Party that is so required will provide such other Party with notice of such disclosure in advance thereof to the extent practicable;

(iii)	made by such Party to the Regulatory Authorities as necessary for the development or commercialization of a Product in a country, as required in connection with any filing, application or request for Regulatory Approval or as required by applicable securities laws and regulations; provided, however, that reasonable measures will be taken to assure confidential treatment of such information;

(iv)	made by such Party, in connection with the performance of this Agreement, to such Party’s Affiliates, or to directors, officers, employees, consultants, representatives or agents of such Party or its Affiliates, in each case on a need to know basis and solely for use of such information as permitted in this Agreement, and provided that each of the foregoing recipients prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Article 9; or

(v)	made by such Party to existing or potential acquirers; investment hankers; existing or potential investors, merger candidates, venture capital firms or other financial institutions or investors for purposes of obtaining financing; in each case on a need to know basis, and provided that each of the foregoing recipients prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Article 9.

(b)	In addition, the Purchaser may disclose Confidential Information of the Vendors to the extent that such disclosure is made to the Purchaser’s existing or potential sublicensees, licensors, or potential collaborators or bona tide strategic partners, in each case on a need to know basis and solely for use of such information as permitted in this Agreement, and provided that the Purchaser causes each of the foregoing recipients must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Article 9.

9.3          Press Releases.

Press releases or other similar public communication by either Party relating to this Agreement will be approved in advance by the other Party, which approval will not be unreasonably withheld or delayed. The Parties agree in advance that no financial terms related to this transaction will be disclosed in any press release related to or describing the transaction. Notwithstanding the foregoing, communications required by Applicable Law, and disclosures of information for which consent has previously been obtained will not require advance approval, but will be provided to the other Party as soon as practicable after the release or communication thereof.

ARTICLE 10 - GENERAL

10.1        Further Assurances

Each of the Vendors and Purchaser shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement, including, without limitation, the execution and delivery to Purchaser of one or more assignments. Without limiting the generality of the foregoing, this Agreement shall operate, without further act or formality, as a transfer to Purchaser for all purposes as at the Effective Sale Date of all the property and rights transferred and acquired hereunder. The Vendors shall forthwith and from time to time hereafter execute and deliver or cause to be executed and delivered to Purchaser all deeds, transfers, assignments and other instruments in writing and further assurances as Purchaser or its counsel shall reasonably require from any of them to effectuate such acquisition and transfer; and, for greater certainty, the Vendors shall hold all of the property and rights transferred and acquired hereunder, to the extent that the same shall not have been effectually transferred to or pursuant to this Agreement, in trust for and as the property of Purchaser pending effective transfer thereof. Purchaser proposes a reverse takeover of *** that will result in Purchaser shareholders controlling approximately *** of all *** shares, while not contemplated in the agreement, the Vendor agrees, and confirms approval of this transaction resulting in the merger of the two companies and change of business to a pharmaceutical research and development company.

ARTICLE 11 - MISCELLANEOUS

11.1        Assignment.

Without the prior written consent of the other Party hereto, neither Party will sell, transfer, assign, delegate, pledge or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; provided, however, that. either Party hereto may assign or transfer this Agreement or any of its rights or obligations hereunder without the consent of the other Party to any Affiliate or to any Third Party successor in interest with which it has merged, consolidated, amalgamated, or combined, including by plan of arrangement, or to which it has transferred all or substantially all of its assets or stock to which this Agreement relates, if in any such event the assignee or surviving entity assumes in writing all of the assigning Party’s obligations under this Agreement. Any purported assignment or transfer in violation of this Section 11.1 will be void ab initio and of no force or effect.

11.2        Severability.

If any provision of this Agreement is held to be illegal, invalid or unenforceable by a court of competent jurisdiction, such adjudication will not affect or impair, in whole or in part, the validity, enforceability, or legality of any remaining portions of this Agreement. All remaining portions will remain in full force and effect as if the original Agreement had been executed without the invalidated, unenforceable or illegal part.

11.3        Governing Law.

This Agreement will be governed by and construed in accordance with the laws of province of Alberta and the federal laws of Canada applicable therein without reference to any rules of conflicts of laws. The United Nations Convention on Contracts for the International Sale of Goods and any implementation of such Convention will not apply in any way to this Agreement or to the transactions contemplated by this Agreement or otherwise to create any rights or to impose any duties or obligations on any Party to this Agreement.

11.4        Dispute Resolution.

The Parties agree that, in the event of any dispute under this Agreement, the Parties shall first seek to resolve such dispute in good faith. If such dispute cannot be resolved despite the Parties’ good faith efforts within a ninety (90) day period and a Party wishes to pursue the matter further, each such dispute, controversy or claim will be finally resolved by binding arbitration in accordance with and under the rules of the American Arbitration Association, and judgment on the arbitration award may be entered in any court having jurisdiction thereof The arbitration will be conducted by a panel of three persons experienced in the life sciences business. Within thirty (30) days after initiation of arbitration, each Party will select one person to act as arbitrator and the two Party- selected arbitrators will select a third arbitrator within thirty (30) days of their appointment. No individual will be appointed to arbitrate a dispute pursuant to this Agreement unless he or she agrees in writing to be bound by the provisions of this Section 11.4. The place of arbitration will be Orlando, Florida, or such other location as agreed by the Parties in writing. Either Party may apply to the arbitrators or to a court for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved.

11.5        Notices.

All notices or other communications that are required or permitted hereunder will be in writing and delivered personally with acknowledgement of receipt, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier as provided herein), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to the Purchaser, to:

Xortx Pharma Corp.

****

Attention: President & CEO

Facsimile:●

Email: ●

If to the Vendors, to:

Dr. Richard Johnson

***

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such communication will be deemed to have been given (i) when delivered, if personally delivered or sent by facsimile or other means of electronic communication on a Business Day; (ii) on the Business Day after dispatch, if sent by nationally-recognized overnight courier, and (iii) on the fifth (51h) Business Day following the date of mailing, if sent by mail. Tt is understood and agreed that this Section 11.5 is not intended to govern the day-to-day business communications necessary between the Parties in performing their duties, in due course, under the terms of ibis Agreement.

11.6        Entire Agreement; Modifications.

This Agreement sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understanding, promises and representations, whether written or oral, with respect thereto are superseded hereby. Each Party confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth herein. No amendment, modification, release or discharge will be binding upon the Parties unless in writing and duly executed by authorized representatives of both Parties.

11.7        Relationship of the Parties.

It is expressly agreed that the Parties will be independent contractors of one another and that the relationship between the Parties will not constitute a partnership, joint venture or agency.

11.8        Waiver.

Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. Any such waiver will not be deemed a waiver of any other right or breach hereunder.

11.9        Counterparts and Delivery.

This Agreement may be executed in two (2) 01 more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such Party.

11.10      No Benefit to Third Parties.

The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties hereto and their successors and permitted assigns, and they will not be construed as conferring any rights on any other parties.

11.11      Further Assurance.

Both Parties will duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary to carry out the provisions and purposes of this Agreement.

11.12      Remedies not Exclusive.

The remedies provided to the Parties under this Agreement are cumulative and not exclusive to each other, and any such remedy will not be deemed or construed to affect any right which any of the Parties is entitled to seek at law, in equity or by statute.

11.13      Force Majeure.

The failure or delay of any Party to this Agreement to perform any obligation under this Agreement solely by reason of acts of God, acts of civil or military authority, civil disturbance, war, strikes or other labour disputes or disturbances, fire, transportation contingencies, shortage of facilities, fuel, energy, labour or materials, or laws, regulations, acts or orders of any governmental agency or official, other catastrophes, or any other circumstance beyond its reasonable control (“Force Majeure”) will be deemed not to be a breach of this Agreement so long as the Party so prevented from complying with this Agreement has not contributed to such Force Majeure, has used reasonable efforts to avoid such Force Majeure or to ameliorate its effects, and continues to take all actions within its power to comply as fully as possible with the terns of this Agreement. In the event of any such Force Majeure, performance of the obligations will be deferred until the Force Majeure ceases. This Section will not apply to excuse a failure to make any payment when due.

11.14      Number and Gender.

Unless the context of this Agreement otherwise requires, to the extent necessary so that each clause will be given the most reasonable interpretation, the singular number will include the plural and vice versa, the verb will be construed as agreeing with the word so substituted, words importing the masculine gender will include the feminine and neuter genders, words importing persons will include firms and corporations and words importing firms and corporations will include individuals.

11.15      Headings and Captions.

The headings and captions of sections and paragraphs contained in this Agreement arc all inserted for convenience of reference only and are not to be considered when interpreting this Agreement.

11.16      Enurement.

Subject to the restrictions on transfer contained in this Agreement, this Agreement will enure to the benefit of and he binding on the Parties and their respective successors and permitted assigns.

11.17      Currency.

Unless otherwise indicated, all references to currency herein are to U.S. dollars.

IN WITNESS WHEREOF the Parties have executed this Agreement.

DR. RICHARD JOHNSON per:	XORTX PHARMA CORP. per:
/s/ Dr. Richard Johnson	/s/ Allen Davidoff

Name: Dr. Allen Davidoff Title: President and CEO
[DR. TAKAHIKO NAKAGAWA] per:
/s/ Dr. Takahiko Nakagawa

[Signature Page]

SCHEDULE A

PATENT RIGHTS

***